Fifth Wall Acquisition Corp. III

1 Little West 12th Street, 4th Floor

New York, New York 10014

July 7, 2023

VIA EDGAR

Benjamin Holt

Dorrie Yale

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Fifth Wall Acquisition Corp. III

Registration Statement on Form S-4, as amended,

File No. 333-269231

Dear Mr. Holt and Ms. Yale:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fifth Wall Acquisition Corp. III (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 11, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective.

Please contact Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Chief Financial Officer

cc:	Evan M. D’Amico

Gibson, Dunn & Crutcher LLP